UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 21, 2021

(Date of earliest event reported)

RED OAK CAPITAL FUND V, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-0855800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 6. CHANGES IN CONTROL OF ISSUER

On April 21, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of Red Oak Capital Fund V, LLC (the “Company”) completed an interest exchange (the “Exchange”) whereby Red Oak Capital Holdings, LLC (“ROCH”) acquired all of the equity interests in the Company’s manager, Red Oak Capital GP, LLC (“ROGP”), from ROCG (former 90% owner of ROGP) and Mr. Raymond Davis (former 10% owner of ROGP).  As consideration in the Exchange, each of ROCG and Mr. Davis received non-voting equity interests in ROCH.  Prior to the Exchange, ROCG was ROGP’s sole manager, and ROCG was managed by a Board of Managers appointed by Mr. Kevin Kennedy and Mr. Joseph Elias, the sole equity holders in ROCG. ROCH’s sole manager is Red Oak Holdings Management, LLC (“ROHM”), and ROHM also holds all of the voting equity in ROCH.  ROHM’s board of managers is comprised of Mr. Kennedy, Mr. Elias, Mr. Davis, Mr. Jason Anderson and Mr. Gary Bechtel.  The ROHM board members also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members.  As a result of the Exchange, Messrs. Kennedy and Elias no longer have sole control of the Company via their voting interests in ROCG.  However, all of the executive officers remain the same and the members of the ROHM board of managers are the same as the members of the ROCG board with the addition of Mr. Davis.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund V, LLC, a Delaware limited liability company

Date: April 27, 2021	By:	/s/ Jason Anderson
Name: Jason Anderson
Title: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)